March 18, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated March 18, 2024, of Nikola Corporation and are in agreement with the statements contained in the third through sixth paragraphs on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP